UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    September 4, 2003         By:  /s/ Karen L. Dunfee
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

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                                                           EXTERNAL NEWS RELEASE
                                                                        03-16-TC


FOR IMMEDIATE RELEASE:     September 3, 2003


                         TECK COMINCO LIMITED ANNOUNCES
                     SALE OF LOS FILOS GOLD PROPERTY, MEXICO


Vancouver, B.C. -- Teck Cominco Limited announced today that it has agreed with Wheaton River Minerals Ltd. to sell Teck Cominco's interest in the Los Filos gold property in Mexico for US$48.4 million cash. The Los Filos project is owned indirectly as to 70% by Teck Cominco Limited and as to 30% by Miranda Mining Corporation.

Completion of the transaction is subject to a number of conditions, including completion of definitive documentation and completion by Wheaton River of a US$38.62 million cash offer to purchase all of the outstanding shares of Miranda Mining, also announced today. Completion is expected to occur within the next 60 days. Macquarie North America Ltd. has acted as financial advisor to both Miranda Mining and Teck Cominco in connection with the transaction.

Teck Cominco will retain its indirect 78.8% interest in the El Limon (Morelos Norte) property, in which Miranda Mining has a 21.2% interest. Wheaton River will acquire Miranda Mining's interest in El Limon on completion of the Miranda acquisition.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada, with assets totalling approximately $5 billion. Its shares are listed on The Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and its diversified operations produce significant quantities of copper, coal and gold. The company owns, or has interests in, twelve operating mines and two refineries. Further information can be found at WWW.TECKCOMINCO.COM.

                                     - 30 -

For additional information, please contact:

Tom Merinsky
Director, Investor Relations
(604) 687-1117

                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com